Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

February 19, 2007

Mr. William Thompson
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spartan Stores, Inc. Form 10-K for Fiscal Year Ended March 25, 2006, Filed May 19, 2006 File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter of January 30, 2007, concerning our Form 10-K for the fiscal year ended March 25, 2006 ("fiscal year 2006"). We at Spartan Stores, Inc. strive to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Mr. William Thompson
February 19, 2007

Form 10-K for Fiscal Year Ended March 25, 2006

Financial Statements and Supplementary Data, page 29

Note 1. Summary of Significant Accounting Policies and Basis of Presentation, page 37

Earnings (loss) per share, page 40

1.

We reviewed your response to comment five from our letter dated December 7, 2006. You state that you use the modified treasury method, which was eliminated by SFAS 128. Please confirm to us, if true, that your use of the treasury stock method prescribed by SFAS 128 would not result in a revision to your response or impact your earnings per share computations. Otherwise, tell us how your response would change. Also, please revise your accounting policy to comply with SFAS 128.

Response

Beginning with our Form 10-Q for Fiscal Quarter Ended September 9, 2006, our accounting policy was updated to follow the method prescribed by paragraph 30 of SFAS 128. Had this method been applied to previous quarters, earnings per share would have increased by less than $.01 per share which we consider to be immaterial.

Note 2 - Acquisition of Assets, page 41

2.

We reviewed your response to comment six from our letter dated December 7, 2006. Please tell us whether the supply contract termination and new distribution arrangement were entered into as part of the acquisition agreement. Please also tell us how you determined and your basis for the pro forma adjustments to both gross profit and selling, general and administrative expenses. If the amounts are not supported by contractual agreements entered into as part of the acquisition, explain to us why the adjustments are factually supportable as opposed to a projection of the expected impact of actions taken by management in response to the transaction.

Response

Pursuant to the acquisition agreement, Spartan Stores did not assume D&W Food Centers, Inc. distribution supply contract. As a result, coinciding with the acquisition, D&W terminated its supply contract and paid a termination fee to the previous supplier, and Spartan Stores began supplying the D&W stores (as it does to all of its owned retail stores).

Mr. William Thompson
February 19, 2007

The pro forma adjustment to gross margin was based upon our standard pricing and D&W's purchases. The pro forma adjustment to selling, general and administrative expenses was based on Spartan Stores historical variable labor rates for receiving, warehousing and shipping, based on the D&W volume of purchases.

Spartan Stores is a grocery distributor and retailer and self-distributes to its owned retail stores (prior to the D&W acquisition there were 71 such stores). The incremental distribution business was a key consideration in assessing the acquisition and was a factor in determining the purchase price. It was necessary to reflect the incremental gross profit and selling, general and administrative expenses in the Distribution segment, as these increases were 1) directly attributable to the transaction in that Spartan Stores began supplying the D&W stores as a direct result of D&W's former supply relationship being terminated pursuant to the acquisition agreement, 2) they will continue after the acquisition as the D&W stores require a supplier to operate and 3) they are factually supportable based upon sales invoices and truck delivery routes necessary in the distribution operations to handle the increased volume. We believe that excluding this information from the pro forma financial statements would have resulted in a misleading presentation of how the combined entities would have performed had the acquisition occurred at the beginning of Fiscal 2006. We believe that the pro forma financial statements have been prepared in accordance with Regulation S-X, Article 11, paragraph (b)(6) and SFAS 141, paragraph 55.

3.

We note your response to comment seven in our letter dated December 7, 2006. Please explain to us why you believe your valuation of the D&W brand is consistent with the objective of measuring fair value and incorporates assumptions that marketplace participants would use in making estimates of fair value. Please refer to paragraph B174 of SFAS 141.

Response

In assessing the value of the D&W name, we considered the perspective of a market participant. The most likely buyer of D&W Food Centers, Inc. would clearly be a larger grocery store chain, which would already have a well-known name. In most cases, we believe the buyer would have given no value to the existing name because the buyer would most likely "rebrand" the acquired stores under its own name. While we decided to retain the name on select stores, we did so for reasons unrelated to the potential value of the store name. In fact, in making the decision, we

Mr. William Thompson
February 19, 2007

realized the need to refresh the name as it had been associated with a poor performing chain of stores and did not add value to the business.

We understand that one method of valuing a trade name is the "Relief from Royalty" method. This method estimates the value of a name based on the royalties that a company would be willing to pay for the right to use the name if the company did not own it and instead, had to license it from another entity. Typically, these rates are stated as a percent of net sales and are driven by name recognition as well as the financial benefits a licensee would derive from the use of a name.

For its fiscal year ended December 25, 2005, D&W incurred a net loss from operations of approximately $3.6 million, which indicates that D&W would not and could not pay a royalty rate as it did not have the profits to pay any such royalty. Furthermore, it demonstrates that the use of the name was not providing any financial benefit.

Based on the likelihood that a buyer most likely would not continue to use the D&W name and the fact that there is no economic benefit to support a material value, we have assigned no value to the D&W name.

Note 5 - Asset Impairments and Exit Costs, page 49

4.

We reviewed your response to comment nine from our letter dated December 7, 2006, your proposed fiscal 2007 disclosure and the disclosure included in fiscal 2007 Forms 10-Q. Please also revise future filings to include the disclosures required by EITF 95-3 for the period in which a purchase combination occurs. For example, please disclose the status of your plan to exit activities of D&W, a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit activities of D&W, a description of the major actions that comprise your plan to exit activities of D&W and other applicable information required by EITF 95-3.

Response

Substantially all of the exit costs recorded in conjunction with the D&W acquisition were for contractual liabilities for lease and related ancillary costs of stores that D&W had closed prior to the acquisition. In future filings we will modify our disclosures to more clearly articulate these facts. In Note 2 to the financial statements in our Form 10-K for the year ended March 25, 2006, the exit costs recorded in conjunction with the acquisition are included in the table

Mr. William Thompson
February 19, 2007

detailing assets acquired and liabilities assumed and are also included and described in the pro forma financial statements.

Other Information, page 64

5.

We note your response to comment 13 from our letter dated December 7, 2006. Further, we note that your disclosures included all information required by Item 2.01 and Item 9.01 of Form 8-K. However, the second sentence in General Instruction B.3 of Form 8-K states that any information required in a new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report. Therefore, please file an amendment to Form 8-K filed March 30, 2006 that includes an Item 9.01 subheading and incorporates by reference the required information that was previously filed in this Item.

Response

We filed Form 8-K/A on February 9, 2007.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples

David M. Staples, Executive Vice President
   and Chief Financial Officer
Spartan Stores, Inc.